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                         EASTPORT RED'S INCORPORATED
                         3434 EAST 7800 SOUTH, #237
                         SALT LAKE CITY, UTAH 84121


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       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                              DECEMBER 6, 2000

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        NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
      CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING
       SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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                                 INTRODUCTION

     This Information Statement is being mailed on or about December 6, 2000 to holders of record, of same date, of the shares of common stock, par value $0.001 per share (the "Common Stock"), of Eastport Red's Incorporated, a Nevada corporation (the "Company").

     As of the date of this Information Statement, the Company had 19,900,000 shares of its Common Stock issued and outstanding, representing the only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of an Asset Acquisition Agreement between the Company and Michael Linn ("Linn"), a Utah resident, effective December 1, 2000 ("Asset Agreement") and a change of the Company's officers and directors to be effective December 20, 2000.

     This Information Statement also contains certain biographical and other information concerning the newly designated executive officers and directors of the Company herein, whose positions shall become effective December 20, 2000.

     Additional information about the Company and the Asset Agreement is contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission ("SEC") on or about December 6, 2000. The Form 8-K and accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Copies of this material may also be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of information regarding the Company may be obtained from the SEC's website at http://www.sec.gov.


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                                BACKGROUND

     Effective December 1, 2000, the Company entered into an Asset Acquisition Agreement between the Company and Michael Linn ("Linn"), a Utah resident, ("Asset Agreement") that resulted in the Company purchasing certain assets owned by Linn in exchange for the issuance of 18,000,000 shares of the Company's Common Stock to Linn.

     Also in connection with the Asset Agreement, First Avenue, Ltd., a shareholder of the Company, agreed to the cancellation of 9,100,000 shares out of the 10,000,000 shares of the Company's Common Stock held by it. Ken Kurtz, an officer and director of the Company through December 20, 2000, is a general partner of First Avenue, Ltd.

     On December 5, 2000, the Board of Directors consented to the appointment of Mr. Michael Linn as the Company's president, secretary, treasurer and director, to serve until his successor is elected and qualified.

     Mr. Linn will not begin his term until after the expiration of the ten-day period which begins on the date of the filing of an Information Statement with the Securities and Exchange Commission ("SEC") pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the date the Information Statement is mailed to the Company's stockholders, whichever is later. At that time Mr. Kurtz will resign all positions as an officer and director of the Company.

     The Company anticipates the changes in directors and officers to be effective December 20, 2000. Because of the change of the composition of the board there will be a change in control of the Company effective December 20, 2000.


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned by:(i) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the calendar year ended December 31, 1999; (iv) each executive officer of the Company to assume office after the closing; and, (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC or by information provided by such persons directly to the Company. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.


                                          AMOUNT AND
                                           NATURE OF
                                          BENEFICIAL       PERCENT
                                           OWNER (1)     OF CLASS (1)
                                        --------------  --------------

First Avenue, Ltd. (2)
3434 East 7800 South, #237
Salt Lake City, Utah 84121                  900,000          4.52%


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Michael Linn
6314 King Valley Drive
West Valley City, Utah 84128              18,000,000        90.45%


All Executive officers and
 Directors as a Group (3)
 (1 person)                               18,000,000        90.45%



(1)  Based on 19,900,000 shares of Common Stock issued and outstanding.

(2) Ken Kurtz, who is the director of the Company as of the date of this Information Statement, is also a general partner of First Avenue, Ltd.

(3) Effective December 20, 2000, the Company will accept the appointment of Mr. Michael Linn to the Company's Board of Directors and as the Company's president, secretary and treasurer and Mr. Ken Kurtz shall resign from all positions as an officer and director of the Company.


                      DIRECTORS AND EXECUTIVE OFFICERS

     Effective December 20, 2000, the Company will appoint Mr. Michael Linn to the Company's Board of Directors and as the Company's president, secretary and treasurer and Mr. Ken Kurtz shall resign from all positions as an officer and director of the Company. Mr. Linn will serve as a director of the Company until his respective successors are elected and qualified.

     The following table sets forth information regarding the Company's proposed executive officers and directors of the Company whose positions shall become effective December 20, 2000. If any proposed director listed in the table below should become unavailable for any reason, which is not anticipated, the directors of the Board will vote for any substitute nominee or nominees who may be selected by Kurtz. The information below, regarding Mr. Michael Linn is based on information supplied to the Company by Linn.


Proposed Executive Officers and Directors effective December 20, 2000
----------------------------------------------------------------------

NAME                AGE       POSITION
----                ---       --------

Michael Linn        32        President, Secretary, Treasurer and Director


     Michael Linn will become the Company's president, secretary, treasurer and director effective December 20, 2000. Mr. Linn has been employed as an apprentice machinist by Wolverine Machine in Salt Lake City, Utah since June 2000. From August 1999 to June 2000, Mr. Linn was a union member welder and connector for Western Construction Specialists in West Jordan, Utah. From March 1998 to August 1999, Mr. Linn was a lead carpenter for McCain Construction in West Valley, Utah. From October 1995 to March 1998, Mr. Linn was enrolled in the United States Army in Fort Bliss, Texas. Mr. Linn is not,nor has not been, an officer or director of any other publicly held company subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

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               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten-percent stockholders also are required to furnish the Company with copies of all
Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors through the date of this information statement.


                           EXECUTIVE COMPENSATION

     No executive officer of Eastport Red's Incorporated received any cash compensation of any form during the last three calender years ended December 31, 1999, 1998 or 1997.


            STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.


          BOARD MEETINGS DURING CALENDER YEAR ENDED DECEMBER 31, 1999
                     AND THROUGH THE DATE OF THIS REPORT

     No formal meeting of the board of directors was held during the calender year ended December 31, 1999 and through the date of this report. However, the Company's board voted by unanimous consent to action without a meeting for the following five actions which were voted in favor for:

1) December 5, 2000 - Appointment of Michael Linn as president, secretary, treasurer and director of the Company and acceptance of the resignation of Ken Kurtz from all positions as officer and director of the Company all of which are to be effective December 20, 2000.

2) December 1, 2000 - Authorization and approval of an Asset Acquisition Agreement effective December 1, 2000 ("Asset Agreement") between the Company and Michael Linn ("Linn"), a Utah resident and issuances of the Company's Common Stock thereunder.

3) July 16, 1999 - The appointment of Interwest Transfer Co., Inc. as the Company's transfer agent.

4) May 3, 1999 - The appointment of Ken Kurtz as the Company's president, secretary, treasurer and director and the resignations of Marlon and Harold Hill from all officer and director positions with the Company.

5) May 3, 1999 - The issuance of 10,000,000 shares of the Company's Common Stock to First Avenue, Ltd. for consideration of $10,000.




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              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In May 1999, the Company sold 10,000,000 shares of Common Stock to First Avenue, Ltd. for $10,000. Ken Kurtz, who before December 20, 2000 was an officer and director of the Company, is also a general partner of First Avenue, Ltd. The shares were sold to First Avenue, Ltd. to obtain capital to pay the costs of becoming a reporting company under the Securities Exchange Act of 1934, as amended, and also to pay the cost of general administrative expenses.

     Pursuant to an Asset Acquisition Agreement effective December 1, 2000 ("Asset Agreement") between the Company and Michael Linn ("Linn"), a Utah resident, the Company purchased certain assets owned by Linn in exchange for the issuance of 18,000,000 shares of the Company's Common Stock.

     Further pursuant to the Asset Agreement, First Avenue, Ltd. agreed to the cancellation of 9,100,000 shares of the 10,000,000 shares of Common Stock held by it.

     Michael Linn will become the Company's president, secretary and director effective December 20, 2000.


                              LEGAL PROCEEDINGS

     The Company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings.

     Upon effectiveness of the appointments and resignations herein, no director, officer or affiliate of the Company, or owner of record of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.



SUBMITTED BY THE BOARD OF DIRECTORS


Ken Kurtz
December 6, 2000